UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-40543

POP CULTURE GROUP CO., LTD

(Translation of registrant’s name into English)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Notice of Regained Compliance with Nasdaq Listing Rules

As previously disclosed, on November 10, 2025, Pop Culture Group Co., Ltd (the “Company”) received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from September 26, 2025 to November 7, 2025, the Company no longer met the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share (“the Nasdaq Minimum Bid Price Requirement”). Nasdaq has provided the Company with an 180 calendar days’ compliance period, or until May 11, 2026, in which to regain compliance with the Nasdaq Minimum Bid Price Requirement. Subsequently, Nasdaq granted the Company an additional 180 calendar days’ compliance period, extending the deadline to November 9, 2026.

On September 28, 2026, the Company received formal notification from Nasdaq, that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s Class A Ordinary Shares was at $1.00 per share or greater for the last 10 consecutive business days from September 14, 2026 to September 25, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and this matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: September 30, 2026	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chairman and Chief Executive Officer

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